SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.2)*

Zygo Corporation
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

989855101
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital One LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
3,997,858

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
3,997,858

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
3,997,858

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

14.TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Kaufman

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
3,997,858

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
3,997,858

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
3,997,858

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

14.TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital Fund LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
3,073,785

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
3,073,785

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
3,073,785

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK-ro Capital Master Fund LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
183,890

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
183,890

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
183,890

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[ ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.1%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paloma International L.P.

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
WC

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
740,183

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
740,183

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
740,183

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%

14.TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [x]
(b)  [ ]

3.SEC USE ONLY

4.SOURCE OF FUNDS*
AF

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[  ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.SOLE VOTING POWER
0

8.SHARED VOTING POWER
740,183

9.SOLE DISPOSITIVE POWER
0

10.SHARED DISPOSITIVE POWER
740,183

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
740,183

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*[  ]

13.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.2%

14.TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Zygo Corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of August 26, 2010 and amends and supplements the Schedule 13D filed on March 8, 2010, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One LLC, a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), MAK-ro Capital Master Fund LP (“MAK-ro Fund”), a Cayman Islands limited partnership, Michael A. Kaufman (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman (“Mr. Sussman,” and collectively, the "Reporting Persons").

ITEM 3.Source and Amount of Funds or Other Consideration.

The Reporting Persons acquired the shares of Common Stock reported herein at an aggregate cost of $30,282.002.  The funds used to purchase the shares of Common Stock were obtained from the general working capital of MAK Fund, MAK-ro Fund and Paloma, as applicable, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

ITEM 5.Interest in Securities of the Issuer.

(a)The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 3,997,858 shares of Common Stock representing 23.0% percent of the outstanding shares of Common Stock.  The 23.0% ownership calculation was based on the 17,416,795 shares of Common Stock outstanding as of May 3, 2010 as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 17, 2010.

MAK Fund individually owns 3,073,785 shares of Common Stock representing 17.6% of the outstanding shares of Common Stock.

MAK-ro Fund individually owns 183,890 shares of Common Stock representing 1.1% of the outstanding shares of Common Stock.

Paloma individually owns 740,183 shares of Common Stock representing 4.2% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b)MAK Fund, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 3,073,785 shares of Common Stock owned by MAK Fund.

MAK-ro Fund, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 183,890 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 740,183 shares of Common Stock owned by Paloma.

MAK Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 3,073,785 shares of Common Stock owned by MAK Fund.

                MAK-ro Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 183,890 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 740,183 shares of Common Stock owned by Paloma.

(c)A list of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days is attached hereto as Exhibit B.

(d)Not applicable.

(e)Not applicable.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A –Joint Filing Agreement (previously filed)

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Exhibit C – Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:   August 27, 2010

MAK CAPITAL ONE LLC

By:  /s/ Michael A. Kaufman
             Michael A. Kaufman,
               Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By:  /s/ Michael A. Kaufman
             Michael A. Kaufman,
               Managing Member

/s/ Michael A. Kaufman
                     Michael A. Kaufman

MAK-ro CAPITAL MASTER FUND LP

By:  /s/ Michael A. Kaufman
             Michael A. Kaufman,
               President

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By:  /s/ Douglas W. Ambrose
             Douglas W. Ambrose,
               Vice President

S. DONALD SUSSMAN

By:  /s/ Douglas W. Ambrose
             Douglas W. Ambrose,
               Attorney-in-Fact

 EXHIBIT B
TRANSACTIONS DURING THE PAST 60 DAYS

The following transactions were effected by MAK Capital Fund LP during the past sixty (60) days (excluding transactions previously reported on this Schedule 13D):

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
08/13/2010	Common	25,700	$7.2233
08/16/2010	Common	8,600	$7.3604
08/20/2010	Common	47,200	$7.5000
08/20/2010	Common	3,200	$7.4134
08/23/2010	Common	3,186	$7.5024
08/23/2010	Common	13,750	$7.4904
08/24/2010	Common	4,700	$7.6680
08/24/2010	Common	10,300	$7.6384

The following transactions were effected by MAK-ro Capital Master Fund LP during the past sixty (60) days (excluding transactions previously reported on this Schedule 13D):

Date	Security	Amount of Shs. Bought (Sold)	Approx. Price per Share (excl. of commissions)
08/12/2010	Common	14,233	$7.1348
08/13/2010	Common	8,495	$7.2233
08/16/2010	Common	532	$7.3604
08/20/2010	Common	2,800	$7.5000
08/20/2010	Common	225	$7.4134
08/23/2010	Common	4,000	$7.4904
08/24/2010	Common	300	$7.6680
08/24/2010	Common	614	$7.6384

The above transactions were effected on the open market.

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 9, 2006.

/s/  S. Donald Sussman
S. Donald Sussman
ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:
 On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Diane R. Erickson
Diane R. Erickson, Notary Public
(signature and office of individual taking acknowledgement)